    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 11, 2003

                                                    Registration No. 333-
===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                             REGISTRATION STATEMENT
                                  ON SCHEDULE B
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                 ---------------

                     CANADA MORTGAGE AND HOUSING CORPORATION
                  (AN AGENT OF HER MAJESTY IN RIGHT OF CANADA)
                              (Name of Registrant)

                                 ---------------

           NAME AND ADDRESS OF AUTHORIZED AGENT IN THE UNITED STATES:

                               WILLIAM R. CROSBIE
                               MINISTER-COUNSELOR
                           (ECONOMIC AND TRADE POLICY)
                                CANADIAN EMBASSY
                          501 PENNSYLVANIA AVENUE, N.W.
                             WASHINGTON, D.C. 20001

                                   COPIES TO:

                                                     BILL MULVIHILL
        ROBERT W. MULLEN, JR.            VICE-PRESIDENT, INFORMATION TECHNOLOGY
 MILBANK, TWEED, HADLEY & MCCLOY LLP           AND CHIEF FINANCIAL OFFICER
       1 CHASE MANHATTAN PLAZA          CANADA MORTGAGE AND HOUSING CORPORATION
       NEW YORK, NEW YORK 10005                      700 MONTREAL ROAD
                                              OTTAWA, ONTARIO K1A 0P7 CANADA



       ------------------------------------------------------------------
         The securities hereby registered are to be offered on a delayed or continuous basis.
       ------------------------------------------------------------------

                         CALCULATION OF REGISTRATION FEE

                                                                 PROPOSED              PROPOSED
                                                                  MAXIMUM               MAXIMUM
       TITLE OF EACH CLASS OF            AMOUNT BEING         OFFERING PRICE*          AGGREGATE               AMOUNT OF
    SECURITIES BEING REGISTERED           REGISTERED             PER UNIT          OFFERING PRICE**        REGISTRATION FEE
    ---------------------------        ----------------       ---------------      ----------------        ----------------
          Debt Securities               $1,971,708,080             100%             $1,971,708,080            $159,511.19

* Estimated solely for the purpose of determining the registration fee.

** Plus such additional principal amount as may be necessary such that, if the debt securities are issued with an original issue discount or denominated in a currency other than United States dollars, the net proceeds to Canada Mortgage and Housing Corporation will not exceed $1,971,708,080.

Approximate date of commencement of proposed sale to the public: from time to time after the Registration Statement becomes effective as described herein.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine. The within Prospectus relates to the debt securities covered hereby and to $28,291,920 aggregate principal amount of debt securities covered by the Registrant's Registration Statement No. 33-69124.

===============================================================================

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any State where the offer or sale is not permitted.

                  SUBJECT TO COMPLETION, DATED AUGUST 11, 2003

PROSPECTUS

                               U.S. $2,000,000,000

                                 DEBT SECURITIES


                                   [CMHC LOGO]



                     CANADA MORTGAGE AND HOUSING CORPORATION
                  (An agent of Her Majesty in right of Canada)


                 SOCIETE CANADIENNE D'HYPOTHEQUES ET DE LOGEMENT
                  (Mandataire de Sa Majeste du Chef du Canada)



                                 ---------------



         Canada Mortgage and Housing Corporation intends to offer up to U.S. $2,000,000,000 of its debt securities, or the equivalent in other currencies. The debt securities will be offered from time to time in amounts and at prices and on terms to be determined at the time of sale and to be set forth in supplements to this prospectus. You should read this prospectus and supplements carefully before you invest.

         The debt securities will constitute direct unconditional obligations of Canada Mortgage and Housing Corporation and as such will carry the full faith and credit of Canada and will constitute direct unconditional obligations of and by Canada. The payment of the principal of and interest on the debt securities will constitute a charge on and be payable out of the Consolidated Revenue Fund of Canada.


                                 ---------------



         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR CORRECT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


The date of this prospectus is                         2003.

                                TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
AVAILABLE INFORMATION.......................................................2
DOCUMENTS INCORPORATED BY REFERENCE.........................................2
JURISDICTION AND CONSENT TO SERVICE.........................................3
CANADA MORTGAGE AND HOUSING CORPORATION.....................................3
USE OF PROCEEDS.............................................................4
DESCRIPTION OF THE DEBT SECURITIES..........................................4
TAX MATTERS.................................................................6
PLAN OF DISTRIBUTION.......................................................12
AUTHORIZED AGENT...........................................................13
FURTHER INFORMATION........................................................13

                                 ---------------

                              AVAILABLE INFORMATION

         Neither Canada Mortgage and Housing Corporation ("CMHC") nor Canada is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). CMHC and Canada have filed reports on Form 18-K with the Securities and Exchange Commission (the "SEC") on a voluntary basis. These reports include certain financial, statistical and other information concerning CMHC and Canada. CMHC and Canada may also file amendments on Form 18-K/A to their reports on Form 18-K for the purpose of filing with the SEC exhibits which have not been included in the registration statement to which this prospectus and any related prospectus supplement relates, which exhibits would thereby be incorporated by reference into such registration statement. Such reports can be inspected and copied at the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. CMHC's and Canada's SEC filings are also available to the public over the Internet at the SEC's website at http://www.sec.gov.

                       DOCUMENTS INCORPORATED BY REFERENCE

         There are hereby incorporated by reference in this prospectus CMHC's most recent Annual Report on Form 18-K filed with the SEC on June 13, 2003, Canada's most recent Annual Report on Form 18-K filed with the SEC on December 20, 2002 and Canada's Amendment No. 1 on Form 18-K/A filed with the SEC on February 20, 2003.

         All Annual Reports on Form 18-K and any amendments on Form 18-K/A filed with the SEC by CMHC or Canada after the date of this prospectus and prior to the termination of the offering of the debt securities offered hereunder shall be deemed to be incorporated by reference in this prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein or in any prospectus supplement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

         CMHC undertakes to provide without charge to each person receiving a copy of this prospectus, upon oral or written request of such person, a copy of any or all of the documents incorporated by reference herein, other than the exhibits to such documents (unless such exhibits are specifically incorporated by reference therein). Requests for such copies should be addressed to CMHC Treasurer, Canada Mortgage and Housing Corporation, 700 Montreal Road, Ottawa, Ontario K1A 0P7 (telephone: (613) 748-2000).

                      JURISDICTION AND CONSENT TO SERVICE

         Neither CMHC nor Canada has agreed to waive any immunity from jurisdiction or has appointed an agent in the United States upon which process may be served for any purpose. See "Description of the Debt Securities -- Governing Law and Enforceability".

                     CANADA MORTGAGE AND HOUSING CORPORATION

HISTORY AND PURPOSE

         CMHC was established by the CMHC Act in 1946 to administer federal housing legislation. The present name was adopted in 1979.

         The principal role of CMHC is the administration of the National Housing Act. CMHC achieves its mandate through the following four business pillars: insurance and securitization, assisted housing, research and information transfer, and international activities. They are designed to: (i) improve housing choice and affordability for Canadians; (ii) improve housing and living conditions for Canadians; (iii) support market competitiveness, job creation and housing sector well-being; and (iv) be a progressive and responsive organization of the Government of Canada.

         As the Canadian government's housing agency, CMHC guarantees securities issued on the basis of housing loans, funds assisted-housing programs for lower income Canadians and offers housing-related loans and investments. CMHC also conducts research in housing design, technology and sustainability to help improve housing and living conditions for Canadians. In addition, CMHC promotes Canadian housing in foreign markets, increasing export opportunities for housing products, services and expertise. CMHC is also Canada's leading provider of residential mortgage insurance.

         CMHC's head office is located at 700 Montreal Road, Ottawa, Ontario, K1A 0P7 (telephone: (613) 748-2000). CMHC also operates five regional business centers and several local offices throughout Canada.

STATUS AS A CROWN CORPORATION

         CMHC is an agent of Her Majesty in right of Canada and is a Crown corporation wholly owned by Canada. Crown corporations are established by the Parliament of Canada for many purposes, including the administering and managing of public services in which business enterprise and public accountability must be combined. CMHC is accountable for its affairs to Parliament through the Minister Responsible for CMHC.

                                 USE OF PROCEEDS

         The net proceeds of the debt securities to which this prospectus relates will be used for general corporate purposes unless otherwise stated in an applicable prospectus supplement.

                       DESCRIPTION OF THE DEBT SECURITIES

         The following is a brief summary of the terms and conditions of the debt securities and the fiscal agency agreement under which the debt securities will be issued. Copies of the forms of debt securities and the form of fiscal agency agreement are or will be filed or incorporated by reference as exhibits to the registration statement of which this prospectus is a part. This summary does not purport to be complete and is qualified in its entirety by reference to such exhibits.

         The debt securities may be issued in one or more series as may be authorized from time to time by CMHC. Reference is made to the applicable prospectus supplement for the following terms of debt securities offered thereby: (i) the designation, aggregate principal amount, any limitation on such principal amount and authorized denominations; (ii) the percentage of their principal amount at which such debt securities will be issued; (iii) the maturity date or dates; (iv) the interest rate, if any, which rate may be fixed, variable or floating; (v) the dates and paying agencies when and where interest payments, if any, will be made; (vi) any optional or mandatory redemption terms or repurchase or sinking fund provisions; (vii) whether such debt securities will be in bearer form with interest coupons, if any, or in registered form, or both, and restrictions on the exchange of one form for another; (viii) the currency in which the principal of and interest, if any, on the debt securities will be payable; (ix) any terms for conversions; (x) the exchange or exchanges, if any, on which application for listing of the debt securities may be made; and
(xi) other specific provisions.

         There will be a fiscal agent or agents for CMHC in connection with the debt securities whose duties with respect to any series will be governed by the fiscal agency agreement applicable to such series. CMHC may appoint different fiscal agents for different series of debt securities and may vary or terminate the appointment of any fiscal agent from time to time. CMHC may maintain deposit accounts and conduct other banking and financial transactions with the fiscal agent. The fiscal agent is the agent of CMHC, is not a trustee for the holders of debt securities, and does not have the same responsibilities or duties to act for such holders as would a trustee.

         References to principal and interest in respect of the debt securities shall be deemed also to refer to any Additional Amounts which may be payable. See "Payment of Additional Amounts."

STATUS

         The debt securities will constitute direct unconditional obligations of CMHC and as such will carry the full faith and credit of Canada and will constitute direct unconditional obligations of and by Canada. Payments of the principal of and interest, if any, on the debt securities will constitute a charge on and be payable out of the Consolidated Revenue Fund of Canada. The obligations of CMHC under each debt security will rank equally with all of CMHC's other unsecured and unsubordinated indebtedness and obligations from time to time outstanding.

PAYMENT OF ADDITIONAL AMOUNTS

         All payments of, or in respect of, principal of and interest on the debt securities will be made without withholding of or deduction for, or on account of, any present or future taxes, duties, assessments or charges of whatsoever nature imposed or levied by or on behalf of the Government of Canada, or any province or political subdivision thereof, or any authority thereof or agency therein having power to tax, unless such taxes, duties, assessments or charges are required by law or by the administration or interpretation thereof to be withheld or deducted. In that event, unless otherwise provided in an applicable prospectus supplement, CMHC (subject to its rights of redemption) will pay to the registered holders of the debt securities such additional amounts (the "Additional Amounts") as will result (after withholding or deduction of the said taxes, duties, assessments or charges) in the payment to the holders of debt securities of the amounts which would otherwise have been payable in respect of the debt securities in the absence of such taxes, duties, assessments or charges, except that no such Additional Amounts shall be payable with respect to any debt security:

         (a) a beneficial owner of which is subject to such taxes, duties, assessment or charges in respect of such debt security by reason of such owner being connected with Canada otherwise than merely by the holding or ownership as a non-resident of Canada of such debt security; or

         (b)   presented for payment more than 15 days after the Relevant
Date, except to the extent that the holder thereof would have been entitled to such Additional Amounts on the last day of such period of 15 days. For this purpose, the "Relevant Date" in relation to any debt security means whichever is the later of:

               (i) the date on which the payment in respect of such debt security becomes due and payable; or

               (ii) if the full amount of the moneys payable on such date in respect of such debt security has not been received by the relevant paying agent on or prior to such date, the date on which notice is duly given to the holders of the debt securities that moneys have been so received.

GLOBAL SECURITIES

         The debt securities may be issued in the form of one or more fully registered global debt securities. The specific terms of the depositary arrangement with respect to any series of debt securities to be issued in the form of a global debt security will be described in the prospectus supplement relating to such series.

GOVERNING LAW AND ENFORCEABILITY

         The debt securities and the fiscal agency agreement will provide that they are to be governed by, and interpreted in accordance with, the laws of the Province of Ontario and the laws of Canada applicable therein, except as otherwise specified in the prospectus supplement.

         No applicable law requires the consent of any public official or authority for proceedings to be brought in Canada or judgment to be obtained in any such proceedings against CMHC or Canada arising out of or relating to obligations under the securities, nor is any immunity from jurisdiction available to CMHC or Canada in any such proceedings, irrespective of whether a party to the proceedings or the holder of the security is or is not a resident within or a citizen of Canada. A judgment obtained in an action brought against Her Majesty in right of Canada in the Federal Court of Canada is not capable of being enforced by execution but is payable out of the Consolidated Revenue Fund of Canada. Pursuant to the Currency Act (Canada), a judgment by a court in Canada must be awarded in Canadian currency, and such judgment may be based on a rate of exchange in existence on a day other than the day of payment.

         Neither CMHC nor Canada has agreed to waive any immunity from jurisdiction or has appointed an agent in New York upon which process may be served for any purpose. In the absence of a waiver of immunity by CMHC or Canada, it would be possible to obtain a United States judgment in an action against CMHC or Canada, as the case may be, only if a court were to determine that the United States Foreign Sovereign Immunities Act of 1976 precludes the granting of sovereign immunity. However, even if a United States judgment could be obtained in any such action under that Act, it may not be possible to obtain in Canada a judgment based on such a United States judgment. Moreover, execution upon property of CMHC or Canada located in the United States to enforce a judgment obtained under that Act may not be possible except under the limited circumstances specified in that Act.

                                   TAX MATTERS

CANADIAN FEDERAL INCOME TAX CONSEQUENCES

         The following constitutes a summary of the principal Canadian federal income tax consequences for an investor who acquires debt securities pursuant to an offering by CMHC, is the beneficial owner of the debt securities, at all times for the purposes of the Income Tax Act (Canada) (the "Tax Act") holds the debt securities as capital property within the meaning of the Tax Act, and deals at arm's length with CMHC and any prospective purchaser of the debt securities.

         Generally the debt securities will be considered to be capital property to an investor provided that the investor does not hold the debt securities in the course of carrying on a business of buying and selling securities and has not acquired them as an adventure in the nature of trade. This summary does not apply to a financial institution (as defined in Section 142.2 of the Tax Act).

         This summary is based upon the provisions of the Tax Act, the regulations thereunder and the Canada Customs and Revenue Agency's published administrative and assessing policies as of the date of this prospectus. It also takes into account specific proposals to amend the Tax Act and the regulations thereunder publicly announced by the Canadian federal Minister of Finance prior to the date of this prospectus, but there is no certainty that such proposals will be enacted in the form proposed, if at all. This summary does not otherwise take into account or anticipate any changes in law, whether by way of legislative, judicial or governmental action or interpretation, nor does it address any provincial or foreign income tax considerations. This summary discusses the tax considerations applicable to persons who purchase debt securities upon their initial offering and does not discuss the tax considerations applicable to subsequent purchasers of the debt securities. The discussion does not address debt securities issued with original issue discount or other special features. The prospectus supplement applicable to an issue of debt securities with such special features will address the federal income tax considerations relevant to investing in such debt securities and the discussion below is subject to any discussion of federal income tax considerations in an applicable pricing supplement.

         THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR INVESTOR CONCERNING THE CONSEQUENCES OF ACQUIRING, HOLDING OR DISPOSING OF DEBT SECURITIES. IN PARTICULAR, INVESTORS WHO DO NOT HOLD DEBT SECURITIES AS CAPITAL PROPERTY AND INVESTORS WHO DO NOT DEAL AT ARM'S LENGTH WITH THE ISSUER, AS WELL AS INVESTORS WHO ARE "FINANCIAL INSTITUTIONS" SUBJECT TO SPECIAL PROVISIONS OF THE TAX ACT APPLICABLE TO INCOME, GAIN OR LOSS ARISING FROM SPECIFIED DEBT OBLIGATIONS OR MARK-TO-MARKET PROPERTIES, SHOULD CONSULT THEIR OWN TAX ADVISORS, AS THE FOLLOWING SUMMARY DOES NOT APPLY TO SUCH INVESTORS.

INVESTORS RESIDENT IN CANADA

         The following section of this summary is applicable to an investor holding debt securities who, at all relevant times, is a resident of Canada for purposes of the Tax Act (a "Canadian investor").

Interest

         A Canadian investor (other than a corporation, partnership, unit trust or any trust of which a corporation or a partnership is a beneficiary) will be required to include in computing its income for a taxation year any interest on debt securities that becomes receivable or is received by it before the end of the year (depending upon the method regularly followed by the Canadian investor in computing income), except to the extent that such interest was included in computing the Canadian investor's income for that or a preceding taxation year.

         A Canadian investor that is a corporation, partnership, trust or any trust of which a corporation or a partnership is a beneficiary will be required to include in computing its income for a taxation year any interest on debt securities that accrues to it to the end of that year, or that becomes receivable or is received by it before the end of the year, except to the extent that such interest was included in computing the Canadian investor's income for a preceding taxation year.

Dispositions

         A Canadian investor will generally be required to include in computing its income for the taxation year in which a disposition of a debt security occurs (or is deemed to occur) the amount of interest that accrues to it to the date of the disposition, except to the extent that such amount has otherwise been included in income.

         In general, a disposition or deemed disposition of a debt security will give rise to a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of unpaid accrued interest and any reasonable costs of disposition, exceed (or are less than) the Canadian investor's adjusted cost base of such debt security immediately before the disposition. One-half of any such capital gain (a "taxable capital gain") realized by a Canadian investor in a taxation year will be included in computing the Canadian investor's income for the year. One-half of the amount of any capital loss (an "allowable capital loss") realized by a Canadian investor in a taxation year may be deducted from taxable capital gains realized by the Canadian investor in the year or against net taxable gains realized in any of the three preceding taxation years or in any subsequent taxation year, to the extent and under the circumstances described in the Tax Act.

Additional Refundable Tax

         An investor that is a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6-2/3% on certain investment income, including interest and taxable capital gains. The aforesaid tax is included in the 26-2/3% amount on which a "dividend refund" (as defined in the Tax Act) in respect of investment income may be claimed in accordance with the Tax Act.

Large Corporations Tax

         A Canadian investor that is a corporation will not be entitled to include any amount in respect of the debt securities in computing its "investment allowance" for purposes of computing "taxable capital" (both as defined in the Tax Act) under Part I.3 of the Tax Act.

INVESTORS NOT RESIDENT IN CANADA

         The following section of this summary is applicable to an investor holding debt securities who, at all relevant times, for the purposes of the Tax Act, is, or is deemed to be, a non-resident of Canada and who does not hold or is not deemed to use or hold the debt securities in carrying on business in Canada (a "non-resident investor"). Special rules, which are not discussed in this summary, may apply to a non-resident that is an insurer carrying on business in Canada and elsewhere.

         A non-resident investor will not be subject to Canadian non-resident withholding tax on any interest paid or credited on the debt securities, provided that none of the interest so payable (other than any such interest payable on a prescribed obligation as described below) is contingent or dependent on the use of, or production from, property in Canada or is computed by reference to revenue, profit, cash flow, commodity price or any other similar criterion or by reference to dividends paid or payable to shareholders of any class of shares of the capital stock of a corporation. A "prescribed obligation" for these purposes is a debt obligation the terms or conditions of which provide for an adjustment to an amount payable in respect of the obligation for a period during which the obligation was outstanding that is determined by reference to a change in the purchasing power of money, and no amount payable in respect of the obligation is contingent or dependent upon the use of, or production from, property in Canada, or is computed by reference to any of the criteria described in the previous sentence, other than a change in the purchasing power of money. No other Canadian taxes on income, including taxable capital gains on the disposition of a debt security, are payable by a non-resident investor in respect of a debt security.

CERTAIN U.S. FEDERAL TAX CONSIDERATIONS

         The following is a summary of certain material U.S. federal income tax considerations relating to the purchase, ownership and disposition of the debt securities, but does not purport to be a complete analysis of all of the potential tax considerations. This summary is based on the provisions of the United States Internal Revenue Code of 1986, as amended (the "Code"), applicable Treasury Regulations promulgated or proposed thereunder ("Treasury Regulations"), judicial authority and current administrative rulings and practice, all of which are subject to change, possibly on a retroactive basis. This summary deals only with investors that will hold the debt securities as "capital assets", and does not address tax considerations applicable to investors that may be subject to special tax rules such as banks, tax-exempt organizations, insurance companies, dealers, traders in securities or other persons who are required or who elect to mark to market, persons that will hold debt securities as a position in a hedging, straddle, conversion or integrated transaction, or persons that have a functional currency other than the United States dollar. This summary discusses the tax considerations applicable to persons who purchase debt securities from the underwriters upon their initial offering and does not discuss the tax considerations applicable to subsequent purchasers of the debt securities. The discussion does not address debt securities issued with original issue discount or other special features or warrants to purchase notes. The prospectus supplement applicable to an issue of debt securities with such special features will address the federal income tax considerations relevant to investing in such debt securities and the discussion below is subject to any discussion of federal income tax considerations in an applicable pricing supplement. This summary does not cover any State or local or foreign tax implications of the acquisition, ownership, or disposition of the debt securities.

         INVESTORS CONSIDERING THE PURCHASE OF THE DEBT SECURITIES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL TAX LAWS TO THEIR PARTICULAR

SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

         As used herein, the term "U.S. Holder" means the beneficial owner of a debt security that for U.S. federal income tax purposes is (i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized in the United States or under the laws of the United States or of any State, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of source, or (iv) a trust if a court within the United States is able to exercise primary supervision over the trust's administration and one or more United States persons have authority to control all of the trust's substantial decisions (or for certain trusts formed prior to August 20, 1996, if such trust has a valid election in effect under U.S. law to be treated as a U.S. person).

Interest Payments

         Interest on a debt security received or accrued by a U.S. Holder (whether received in U.S. dollars or a currency other than the U.S. dollar ("foreign currency")) will be taxable to such holder as ordinary interest income at the time it is accrued or paid, in accordance with such holder's method of accounting for U.S. federal income tax purposes. A cash basis holder receiving an interest payment in foreign currency will be required to include in income the U.S. dollar value of such payment determined on the date such payment is received, regardless of whether the payment is in fact converted to U.S. dollars at that time.

         An accrual basis holder of a debt security denominated in a foreign currency will be required to include in income the U.S. dollar value of the amount of interest income that has accrued with respect to an interest payment, determined by translating such income at the average rate of exchange for the relevant interest accrual period or, with respect to an interest accrual period that spans two taxable years, at the average rate for the portion of such interest accrual period within the taxable year. The average rate of exchange for an interest accrual period (or portion thereof) is the simple average of the exchange rates for each business day of such period (or such other average that is reasonably derived and consistently applied). An accrual basis holder may elect to translate interest income (as well as interest expense) on debt instruments denominated in a foreign currency using the exchange rate on the last day of an interest accrual period (or the last day of the taxable year for the portion of such period within the taxable year). In addition, a holder may elect to use the exchange rate on the date of receipt (or payment) for such purpose if such date is within five business days of the last date of an interest accrual period. The election must be made in a statement filed with the taxpayer's return, and is applicable to all debt instruments for such year and thereafter unless changed with the consent of the Internal Revenue Service (the "IRS").

         Upon receipt of an interest payment, an accrual basis holder will recognize ordinary income or loss with respect to accrued interest income in an amount equal to the difference between the U.S. dollar value of the payment received (determined on the date such payment is received) in respect of such interest accrual period and the U.S. dollar value of the interest income that has accrued during such interest accrual period (as determined in the preceding paragraph). Any such income or loss generally will not be treated as interest income or expense, except to the extent provided by administrative pronouncements of the IRS.

Dispositions

         A U.S. Holder's tax basis in a debt security generally will be the U.S. dollar value of the purchase price of such debt security on the date of purchase. Upon the sale, exchange or redemption of a debt security, a holder generally will recognize gain or loss equal to the difference between the amount realized on the sale, exchange or redemption (or the U.S. dollar value of the amount if it is realized in a foreign currency) and the holder's tax basis in such debt security. Except with respect to gains or losses attributable to changes in exchange rates, as described in the next paragraph, and assuming such debt securities were not acquired at a market discount, gain or loss so recognized will be capital gain or loss. Prospective investors should consult their tax advisors regarding the treatment of capital gains (which may be taxed at lower rates than ordinary income for certain taxpayers who are individuals) or losses (the deductibility of which is subject to limitations).

         Gain or loss recognized by a holder on the sale, exchange or retirement of a debt security that is attributable to changes in the rate of exchange between the U.S. dollar and a foreign currency generally will be treated as ordinary income or loss. Such foreign currency gain or loss is recognized on the sale or retirement of a debt security only to the extent of total gain or loss recognized on the sale or retirement of such debt security.

Transactions in Foreign Currency

         Foreign currency received as a payment of interest on, or on the sale or retirement of, a debt security will have a tax basis equal to its U.S. dollar value at the time such interest is received or at the time payment is received in consideration of such sale or retirement. The amount of gain or loss recognized on a sale or other disposition of such foreign currency will be equal to the difference between (i) the amount of U.S. dollars, or the fair market value in U.S. dollars of the other currency or property received in such sale or other disposition, and (ii) the tax basis of the recipient in such foreign currency.

         THE ABOVE DISCUSSION IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PARTICULAR INVESTOR. THE DISCUSSION ALSO DOES NOT ADDRESS FEDERAL INCOME TAX CONSIDERATIONS RELEVANT TO INVESTING IN DEBT SECURITIES ISSUED WITH ORIGINAL ISSUE DISCOUNT OR OTHER SPECIAL FEATURES AND IS SUBJECT TO ANY DISCUSSION OF FEDERAL INCOME TAX CONSIDERATIONS IN A PROSPECTUS SUPPLEMENT APPLICABLE TO AN ISSUE OF DEBT SECURITIES WITH SUCH SPECIAL FEATURES. EACH PROSPECTIVE INVESTOR IS STRONGLY URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN THE DEBT SECURITIES.

                              PLAN OF DISTRIBUTION

         CMHC may sell the debt securities to which this prospectus relates in any of three ways: (i) through underwriters or dealers, (ii) directly to one or a limited number of institutional purchasers or (iii) through agents. Each prospectus supplement with respect to the debt securities will set forth the terms of the offering of the debt securities, including the name or names of any underwriters or agents, the purchase price of the debt securities and the net proceeds to CMHC from such sale, any underwriting discounts, agent commissions or other items constituting underwriters' or agents' compensation, any initial public offering price, any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which the debt securities may be listed.

         If underwriters are used in the sale, the debt securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The debt securities may be offered to the public either through underwriting syndicates represented by managing underwriters, or directly by underwriters. Unless otherwise set forth in the applicable prospectus supplement, the obligations of the underwriters to purchase the debt securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all of the debt securities offered thereby if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

         The debt securities may be sold directly by CMHC or through agents designated by CMHC from time to time. Any agent involved in the offer or sale of the debt securities will be named, and any commissions payable by CMHC to such agent will be set forth, in the applicable prospectus supplement. Unless otherwise indicated in such prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment and will not be acquiring such debt securities for its own account.

         As one of the means of direct issuance of debt securities, CMHC may utilize the services of an entity through which it may conduct an electronic "dutch auction" or similar offering of the debt securities among potential purchasers who are eligible to participate in the auction or offering of such debt securities, as described in the applicable prospectus supplement.

         The debt securities may be offered by CMHC directly to the public, with or without the involvement of agents, underwriters or dealers and may utilize the Internet or another electronic bidding or ordering system for the pricing and allocation of such debt securities. Such a system may allow bidders to directly participate, through electronic access to an auction site, by submitting conditional offers to buy that are subject to acceptance by CMHC, and which may directly affect the price or other terms at which such debt securities are sold.

         The final offering price at which debt securities would be sold and the allocation of debt securities among bidders, would be based in whole or in part on the results of the Internet bidding process or auction. Many variations of the Internet auction or pricing and allocating systems are likely to be developed in the future, and CMHC may utilize such systems in connection with the sale of the debt securities. We will describe in the related supplement to this prospectus how any auction or bidding process will be conducted to determine the price or any other terms of the debt securities, how potential investors may participate in the process and, when applicable, the nature of the underwriters' obligations with respect to the auction or ordering system.

         Agents and underwriters may be entitled under agreements entered into with CMHC to indemnification by CMHC against certain civil liabilities, including liabilities under the United States Securities Act of 1933, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof. Agents and underwriters may engage in transactions with or perform services for CMHC in the ordinary course of business.

                                AUTHORIZED AGENT

         The name and address of the authorized agent of CMHC in the United States is William R. Crosbie, Minister-Counselor (Economic and Trade Policy), Canadian Embassy, 501 Pennsylvania Ave., N.W., Washington, D.C. 20001.

                               FURTHER INFORMATION

         A registration statement relating to the debt securities, on file with the SEC, contains further information.

                                     PART II

     (That required by Items (11), (13) and (14) and a part of that required by Item (3) of Schedule B of the Securities Act of 1933)


I. All of the funded and floating debt of Canada Mortgage and Housing Corporation and Canada is unsecured, hence there is no provision for substitution of security with regard thereto.

II. An itemized statement showing expenses of Canada Mortgage and Housing Corporation in connection with the sale of a particular issue of the debt securities will be provided in a post-effective amendment to this Registration Statement or in a report on Form 18-K/A, which will be incorporated by reference in this Registration Statement.

III. Canada Mortgage and Housing Corporation hereby agrees to furnish a copy of the opinion of Counsel for Canada Mortgage and Housing Corporation in respect of the legality of the debt securities.

                                    CONTENTS

         This Registration Statement comprises:
         (1)      The facing sheet.
         (2)      The Prospectus.
         (3)      Part II, consisting of pages R-l to R-6.
         (4)      The following exhibits:
                  A.--I--Form of Fiscal Agency Agreement (incorporated herein by reference from Exhibit 3 to the Registrant's
                         Amendment No. 1 on Form 18-K/A to its Annual Report for the fiscal year ended December 31, 2001 as filed with the Commission on March 10, 2003).

                  B.--I--Form of Underwriting Agreement (incorporated herein by reference from Exhibit 4 to the Registrant's
                         Amendment No. 1 on Form 18-K/A to its Annual Report for the fiscal year ended December 31, 2001 as filed with the Commission on March 10, 2003).


         The consent of Counsel to CMHC will be included in such counsel's opinion to be filed in accordance with the undertaking set forth in paragraph III on page R-2.

         Any exhibit required to be filed which is not filed herewith will be filed with a post-effective amendment hereto or as an exhibit to a document incorporated by reference herein.

                                  UNDERTAKINGS

         The Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

             (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the Prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereto) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

             (iii) To include any material information with respect to the Plan of Distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that the Registrant shall not be required to file a post-effective amendment otherwise required by (i) and (ii) above if the information required to be included in a post-effective amendment is contained in any report filed under the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of any report filed under the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions of any underwriting agreement containing a provision whereby the Registrant indemnifies any controlling person of the underwriter against such liabilities, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                             SIGNATURE OF REGISTRANT

         Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant, Canada Mortgage and Housing Corporation, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Ottawa, Province of Ontario, Canada, on the 11th day of August, 2003.


                                 Canada Mortgage and Housing Corporation


                                       /s/ William Mulvihill
                                 ---------------------------------------------
                                 By:   William Mulvihill
                                       Vice-President, Information
                                       Technology and Chief Financial Officer

                                       /s/ Trevor Gloyn
                                 ---------------------------------------------
                                 By:   Trevor Gloyn
                                       Treasurer

August 11, 2003

                          SIGNATURE OF AUTHORIZED AGENT

         Pursuant to the Securities Act of 1933, as amended, appearing below is the signature of the duly Authorized Agent in the United States of the issuer.


                                Canada Mortgage and Housing Corporation


                                      /s/ William R. Crosbie
                                ---------------------------------------------
                                By:   William R. Crosbie
                                      Authorized Agent
                                      Washington, D.C.

August 7, 2003

[Auditor General of Canada letterhead]                     [Mallette letterhead]



                        CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference of our report dated 21 February 2003 to the Minister of Transport on the financial statements for the fiscal year ended 31 December 2002 included in the annual report of Canada Mortgage and Housing Corporation attached to Canada Mortgage and Housing Corporation's Form 18-K under the Securities Exchange Act of 1934 into the prospectus included in the Registration Statement on Schedule B under the Securities Act of 1933 of Canada Mortgage and Housing Corporation, filed on 11 August 2003.

This letter is provided to meet the requirements pursuant to the Securities Act of 1933 and the Securities Exchange Act of 1934 and not for any other purpose.


/s/ Sheila Fraser                                 /s/ Jean-Guy Poulin
-------------------------------                   ------------------------------
Sheila Fraser, FCA                                Jean-Guy Poulin, CA


Auditor General of Canada                         Mallette General Partnership

Ottawa, Canada                                    Quebec City, Canada
11 August 2003                                    11 August 2003

                                  EXHIBIT INDEX

              A.--I--Form of Fiscal Agency Agreement (incorporated herein by reference from Exhibit 3 to the Registrant's
                     Amendment No. 1 on Form 18-K/A to its Annual Report for the fiscal year ended December 31, 2001 as filed with the Commission on March 10, 2003).

              B.--I--Form of Underwriting Agreement (incorporated herein by reference from Exhibit 4 to the Registrant's
                     Amendment No. 1 on Form 18-K/A to its Annual Report for the fiscal year ended December 31, 2001 as filed with the Commission on March 10, 2003).